UNITED STATES OF AMERICA
                    BEFORE THE SECURITIES AND EXCHANGE COMMISSION

          _____________________________________________
                                                       :
                    In the Matter of                   :
                                                       :
          AMERICAN ELECTRIC POWER COMPANY, INC.        :    CERTIFICATE OF
                    1 Riverside Plaza                  :     NOTIFICATION
                  Columbus, Ohio 43215                 :         NO. 10
                                                       :
                       (70-8429)                       :
                                                       :
          (Public Utility Holding Company Act of 1935) :
          _____________________________________________:


               THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application - Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

               1. During the calendar quarter ended June 30, 1997, American guaranteed the bank loans to AEP Resources, Inc. listed on Exhibits A and B attached hereto.

               2. During the calendar quarter ended June 30, 1997, AEP Resources, Inc. made capital contributions to AEP Resources Delaware, Inc. as follows: (i) $2,630,000 on April 28, 1997; (ii) $3,400,000 on May 14, 1997; (iii) $5,000 on May 28, 1997 and (iv)
          $1,117,000  on June 11,  1997.  On  June 12, 1997  AEP Resources,
          Inc. made a capital contribution of $167,805 to AEP Resources International, Limited ("AEPRIL"). AEP Resources, Inc. also made capital contributions to AEP Resources Project Management Company, Ltd. ("AEPPMC") as follows: (i) $10,000 on May 31, 1997 and (ii) $1,695 on June 12, 1997. Expenses of AEP Pushan Power, LDC, a subsidiary of AEPPMC and AEPRIL, in the amount of $1,929,361.16, were capitalized during the quarter ended June 30, 1997. The total amount capitalized in 1997 is $2,537,099.97. AEP Resources Delaware, Inc., AEPPMC and AEPRIL are Project Parents for Nanyang General Light Electric Co. Ltd., a foreign utility company.

               3. During the calendar quarter ended June 30, 1997, AEP Resources, Inc. made capital contributions to Yorkshire Power Group Limited as follows: (i) $355,849,838 on April 14, 1997;
          (ii) $1,622  on May 13, 1997;  and (iii) $3,496 on  May 20, 1997.
          Yorkshire Power Group Limited is a Project Parent for Yorkshire Electricity Group plc, a foreign utility company.

               4. American's total investments for the year-to-date is $379,446,000.

               This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                                  AMERICAN ELECTRIC POWER COMPANY, INC.


                                   By:    /s/ G. P. Maloney
                                        Vice President

          September 3, 1997

                                                                     certnot.10
                                                                     Exhibit A


                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                CASH MANAGEMENT SYSTEM

                           QUARTERLY SHORT-TERM DEBT REPORT
                                 AEP RESOURCES, INC.

        Issue      Maturity            Interest      Principal                      Maturity
        Date         Date      Days     Rate %        Borrowed       Interest         Value

      04/04/97     04/10/97      6      5.7400    $  5,700,000.00  $  5,453.00   $  5,705,453.00
      04/10/97     04/16/97      6      5.7700      17,575,000.00    16,901.29     17,591,901.29
      04/10/97     04/16/97      6      5.7000       5,000,000.00     4,750.00      5,004,750.00
      04/14/97     04/30/97     16      5.7792       5,900,000.00    15,154.35      5,915,154.35
      04/16/97     04/24/97      8      5.8000      10,000,000.00    12,888.89     10,012,888.89
      04/16/97     04/24/97      8      5.8000      12,575,000.00    16,207.78     12,591,207.78
      04/24/97     04/29/97      5      5.7000      10,000,000.00     7,916.67     10,007,916.67
      04/24/97     04/29/97      5      5.6500      12,600,000.00     9,887.50     12,609,887.50
      04/25/97     05/21/97     26      5.7700         675,000.00     2,812.88        677,812.88
      04/28/97     05/29/97     31      5.8300       2,625,000.00    13,178.23      2,638,178.23
      04/29/97     05/08/97      9      5.7700      22,600,000.00    32,600.50     22,632,600.50
      04/30/97     05/21/97     21      5.8492       6,000,000.00    20,472.20      6,020,472.20
      05/01/97     05/06/97      5      5.7700         300,000.00       240.42        300,240.42
      05/06/97     05/21/97     15      5.8300       2,300,000.00     5,587.08      2,305.587.08
      05/08/97     05/14/97      6      5.7700      22,600,000.00    21,733.67     22,621,733.67
      05/14/97     05/29/97     15      5.7700      15,900,000.00    38,226.25     15,938,226.25
      05/14/97     05/29/97     15      5.8600      10,000,000.00    24,416.67     10,024,416.67
      05/21/97     07/02/97     42      5.8300       9,025,000.00    61,385.04      9,086,385.04
      05/23/97     07/02/97     40      5.9500         800,000.00     5,288.89        805,288.89
      05/29/97     07/21/97     53      5.9000      18,900,000.00   164,167.50     19,064,167.50
      05/29/97     07/21/97     53      5.9400      10,000,000.00    87,450.00     10,087,450.00
      06/05/97     07/02/97     27      5.8300         600,000.00     2,623.50        602,623.50
      06/09/97     07/02/97     23      5.8300         600,000.00     2,234.83        602,234.83
      06/11/97     07/02/97     21      5.8300       1,100,000.00     3,740.92      1,103,740.92
      06/12/97     07/02/97     20      5.8300         200,000.00       647.78        200,647.78
      06/16/97     07/02/97     16      5.7700       2,500,000.00     6,411.11      2,506,411.11
      06/30/97     07/03/97      3      6.2700         200,000.00       104.50        200,104.50

                                           TOTAL   206,275,000.00   582,481.45    206,857,481.45

                  AEP RESOURCES, INC. TOTAL       $206,275.000.00  $582,481.45   $206,857,481.45

            Average Number of Days  18.56
            Weighted Average Rate    5.7931


                                                                     Exhibit B


                                QUARTERLY DEBT REPORT
                                 AEP RESOURCES, INC.


                     Issue    Maturity  Interest     Principal
                      Date      Date     Rate %       Borrowed

                    04/14/97  04/15/97   5.8425   $300,000,000.00
                    04/15/97  06/16/97   5.9300   $300,000,000.00
                    06/16/97  09/16/97   6.0550   $275,000,000.00